Exhibit 99.1

Trina Solar Appoints New Independent Director

Changzhou, China, July 5, 2012 /PRNewswire-Asia/ — Trina Solar Limited (NYSE:TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic (PV) products from the production of ingots, wafers and cells to the assembly of PV modules, today announced the appointment of Mr. Henry Chow to its board of directors, effective immediately.

Prior to his retirement from IBM in 2009, Mr. Chow served in numerous executive positions in the Asia Pacific region, and was most recently general manager and then chairman of the IBM Greater China Group. He also served on IBM’s Worldwide Management Council and IBM’s Strategy Team, a group of senior IBM executives responsible for advising, reviewing, and formulating IBM’s strategy.

Mr. Chow currently serves as a non-executive director to AMD, a semiconductor company based in the United States, and also as a member of the European Advisory Committee of Bridgepoint, a British private equity company. Mr. Chow holds a bachelor’s degree in electrical engineering from the University of Hong Kong.

“We are very pleased that Henry has joined our Board as an Independent Director,” said Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar. “We expect to benefit greatly from the extensive experience and knowledge that Henry has accumulated during his four decades at IBM.”

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou)	Brunswick Group Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com

Thomas Young, Vice President, Investor Relations Phone: + (86) 138-6118-3779 (Global) Email: ir@trinasolar.com